

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

November 2, 2017

<u>Via E-Mail</u>
Mr. Eric M. Russell
Chief Financial Officer
RREEF Property Trust, Inc.
345 Park Avenue, 26th Floor
New York, NY 10154

> **Re: RREEF Property Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 000-55598**

Dear Mr. Russell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities